Exhibit 99.1

SEADRILL PARTNERS LLC (SDLPF)—FIRST HALF 2020 RESULTS

Highlights

•	Economic utilization[1] of 99%.

•	Operating revenue of $314.0 million.

•	Non-cash impairment of $922.9 million related to certain idle drilling units

•	Operating loss of $923.6 million.

•	Net loss of $1.1 billion.

•	Adjusted EBITDA[2] of $143.8 million.

•	Total cash of $559.0 million as at June 30, 2020.

•	Order backlog[3] of $122.1 million as of August 25, 2020.

Subsequent Events

•

An agreement with Term Loan B lenders was entered into that created a super senior loan in lieu of a cash interest payment due on June 30, 2020. As a result, a $63.7 million super senior loan, maturing in February 2021 was created carrying PIK interest of Libor+1000 bps and a 10% exit premium. The agreement provides for certain cash restrictions and milestones, including that the Company completes a recapitalization reasonably acceptable to the required lenders on or prior to December 15, 2020.

•	The Company retired c.$230 million in secured bank debt and the vessels securing such bank debt will become part of the collateral securing the Term Loan B and super senior loan.

•

The West Capella secured a two well contract plus one optional well in Malaysia. Total firm contract value is expected to be approximately $20 million with commencement expected in October 2020 and running to early January 2021.

Financial Results Overview

Total operating revenues for 1H20 were $314.0 million (2H19: $367.8 million). The decrease was primarily due to idle time on the West Capricorn and T-15, completion of the West Aquarius contract, an early termination fee for the West Vencedor during 2H19 not being repeated and fewer days in operation for the West Polaris. These were partially offset by improved uptime and more operating days for the West Capella.

[1]	Economic utilization is calculated as total revenue, excluding bonuses, divided by the contract dayrate multiplied by the number of operating days in the period.
[2]

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and includes deferred consideration payable to Seadrill Limited. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its non-US Generally Accepted Accounting Principles (“US GAAP”) reported metrics. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.

[3]

Order Backlog includes the contractual dayrate for firm contracts multiplied by the number of days remaining on the contract. Excludes revenues for mobilization, demobilization, contract preparation and other incentive provisions. Refer to our annual report on Form 20-F for further guidance.

Total operating expenses for 1H20 were $314.7 million (2H19: $357.1 million). The decrease was primarily due to fewer operating days across the fleet, partially offset by higher costs on the West Capella due to more days in operation.

As a result of the deteriorating market due to COVID-19 and oil price declines, the Company recognized a non-cash impairment of $922.9 million in respect of certain idle drilling units.

Operating loss was $923.6 million (2H19: income of $10.7 million). The decrease was primarily due to the non-cash impairment recognized in the period.

Net financial items resulted in an expense of $119.4 million (2H19: expense of $120.7 million). There were offsetting movements related to interest income, interest expense and foreign currency exchange losses. Losses related to derivative financial instruments include a realized loss of $9.6 million and an unrealized mark to market gain of $3.8 million, inclusive of credit risk adjustments.

Loss before taxes was $1.0 billion (2H19: loss of $110.0 million).

Income tax expense was $23.7 million (2H19: credit of $12.9 million) reflecting taxes payable and provisions taken for the expected tax expense for the year. The Company is subject to taxes while reporting a net operating loss in the quarter as losses in one jurisdiction cannot be offset against net income in another.

Net loss was $1.1 billion (2H19: net loss of $97.1 million). Seadrill Partners LLC Members had an attributable net loss for the quarter of $590.8 million (2H19: net loss of $52.8 million).

Liquidity

As of June 30, 2020, total cash was $559.0 million (December 31, 2019: $560.0 million), including $16.4 million of restricted cash related to a bank guarantee facility. The offsetting movements related to normal quarterly debt amortization, the repayment of debt relating to the T-15 tender barge, capital expenditures and favorable working capital movements due to the conclusion of contracts.

The Company had $2.8 billion (2H19: $2.9 billion) of interest-bearing debt as at June 30, 2020. Of this amount $227.8 million in bank debt was repaid in July 2020 and a $2.6 billion Term Loan B facility matures in February 2021.

The Company does not expect to have adequate liquidity to meet its 2021 debt maturity and recapitalization discussions with lenders representing a majority of the Term Loan B are ongoing.

August 25, 2020

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

John T. Roche: Chief Executive Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company to negotiate the refinancing of its near term debt maturities with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include the Company’s operational dependency on Seadrill Limited for certain management and technical support services, the Company’s ability to continue to comply with loan covenants and the Company’s ability to negotiate the refinancing of its near term debt maturities with its lenders and whether the terms of any such refinancing would be as favorable as or any more favorable than the terms of the Company’s existing term loan facility. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended
(in $ millions), unless otherwise stated	June 30, 2020	December 31, 2019	June 30, 2019
	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenues
Contract revenues	306.2	343.4	343.1
Reimbursable revenues	7.1	11.3	9.4
Other revenues	0.7	13.1	29.7

Total operating revenues	314.0	367.8	382.2

Operating expenses
Vessel and rig operating expenses	145.5	164.5	160.8
Amortization of favorable contracts	22.6	22.5	22.6
Reimbursable expenses	6.6	10.7	8.7
Depreciation	123.0	140.4	135.5
Selling, general and administrative expenses	17.0	19.0	15.4

Total operating expenses	314.7	357.1	343.0

Revaluation of contingent consideration	—	—	0.7
Impairment of long-lived assets	(922.9)	—	—

Total other operating (loss)/income	(922.9)	—	0.7

Operating (loss)/income	(923.6)	10.7	39.9

Financial and other items
Interest income	4.2	8.3	12.0
Interest expense	(114.8)	(126.8)	(135.7)
Loss on derivative financial instruments	(5.8)	(0.1)	(27.6)
Foreign currency exchange loss	(2.8)	(1.5)	(1.1)
Other financial items	(0.2)	(0.6)	(0.8)

Net financial items	(119.4)	(120.7)	(153.2)

Loss before taxes	(1,043.0)	(110.0)	(113.3)

Tax (expense)/benefit	(23.7)	12.9	23.2

Net loss	(1,066.7)	(97.1)	(90.1)

Net loss attributable to Seadrill Partners LLC members	(590.8)	(52.8)	(40.1)

Net loss attributable to the non-controlling interest	(475.9)	(44.3)	(50.0)

Common units (basic and diluted) (in thousands)	7,528	7,528	7,528
Subordinated units (basic and diluted) (in thousands)	1,654	1,654	1,654

CONSOLIDATED BALANCE SHEETS

	As at June 30, 2020	As at December 31, 2019
(in $ millions)	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	542.6	560.0
Restricted cash	16.4	—
Accounts receivables, net	108.4	146.7
Amount due from related party	6.7	6.9
Other current assets	80.9	119.5

Total current assets	755.0	833.1

Non-current assets
Drilling units	3,810.4	4,840.8
Deferred tax assets	13.9	6.1

Total non-current assets	3,824.3	4,846.9

Total assets	4,579.3	5,680.0

LIABILITIES AND EQUITY
Current liabilities
Debt due within twelve months	2,812.5	301.4
Trade accounts payable	16.9	17.4
Current portion of deferred and contingent consideration to related party	16.9	31.5
Related party payables	86.2	79.5
Other current liabilities	130.9	103.5

Total current liabilities	3,063.4	533.3

Non-current liabilities
Long-term debt	—	2,576.8
Deferred tax liability	13.8	2.0
Other non-current liabilities	45.1	44.2

Total non-current liabilities	58.9	2,623.0

Total liabilities	3,122.3	3,156.3

Members’ capital:
Common unitholders (issued 7,527,830 units as at June 30, 2020 and December 31, 2019)	662.4	1,146.8
Subordinated unitholders (issued 1,654,335 units as at June 30, 2020 and December 31, 2019)	(18.2)	88.2

Total members’ capital	644.2	1,235.0
Non-controlling interest	812.8	1,288.7

Total equity	1,457.0	2,523.7

Total liabilities and equity	4,579.3	5,680.0

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30, 2020	December 31, 2019	June 30, 2019
(in $ millions)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	(1,066.7)	(97.1)	(90.1)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	123.0	140.4	135.5
Amortization of deferred loan charges	6.2	5.4	6.3
Amortization of favorable contracts	22.6	22.5	22.6
Impairment of long-lived assets	922.9	—	—
Unrealized (gain)/loss on derivative financial instruments	(3.8)	(2.1)	29.8
Payment for long term maintenance	(10.5)	(34.9)	(46.5)
Net movement in income taxes	4.0	2.1	1.1
Revaluation of contingent consideration	—	—	(0.7)
Accretion of discount on deferred consideration	0.8	2.0	1.9
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	38.3	(21.4)	25.6
Prepaid expenses and accrued income	(14.9)	(4.5)	2.5
Trade accounts payable	(0.5)	(13.6)	5.2
Related party balances	6.9	(15.8)	(31.0)
Other assets	31.2	(12.7)	13.4
Other liabilities	32.8	(9.7)	(59.7)
Changes in deferred revenue	(1.0)	(0.8)	(0.5)
Other, net	—	—	0.1

Net cash provided by/(used in) operating activities	91.3	(40.2)	15.5

Cash flows from investing activities
Additions to drilling units	(5.0)	(15.4)	(14.3)

Net cash used in investing activities	(5.0)	(15.4)	(14.3)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Six months ended
	June 30, 2020	December 31, 2019	June 30, 2019
(in $ millions)	Unaudited	Unaudited	Unaudited
Cash flows from financing activities
Repayments of long term debt	(71.9)	(79.8)	(112.8)
Contingent consideration paid	(15.4)	(16.2)	(15.1)
Cash distributions	—	(0.3)	(3.0)

Net cash used in financing activities	(87.3)	(96.3)	(130.9)

Effect of exchange rate changes on cash	—	(0.2)	0.2

Net decrease in cash and cash equivalents, including restricted cash	(1.0)	(152.1)	(129.5)

Cash and cash equivalents, including restricted cash, at beginning of the period	560.0	712.1	841.6

Cash and cash equivalents, including restricted cash, at the end of period	559.0	560.0	712.1

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ capital
	Common units	Subordinated units	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2018 (audited)	1,224.8	104.9	1,329.7	1,384.5	2,714.2

Net loss	(32.9)	(7.2)	(40.1)	(50.0)	(90.1)
Cash distributions	(1.5)	—	(1.5)	(1.5)	(3.0)

Balance at June 30, 2019 (unaudited)	1,190.4	97.7	1,288.1	1,333.0	2,621.1

Balance at December 31, 2019 (audited)	1,146.8	88.2	1,235.0	1,288.7	2,523.7

Net loss	(484.4)	(106.4)	(590.8)	(475.9)	(1,066.7)

Balance at June 30, 2020 (unaudited)	662.4	(18.2)	644.2	812.8	1,457.0

APPENDIX A—RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF. The below table reconciles net income to DCF.

	Six months ended
	June 30, 2020	December 31, 2019	June 30, 2019
(in $ millions)	Unaudited	Unaudited	Unaudited
Net loss attributable to Seadrill Partners LLC members	(590.8)	(52.8)	(40.1)

Net loss attributable to non-controlling interest [4]	(475.9)	(44.3)	(50.0)
Income tax expense/(benefit)	23.7	(12.9)	(23.2)
Interest income	(4.2)	(8.3)	(12.0)
Interest expense	114.8	126.8	135.7
Loss on derivative financial instruments	5.8	0.1	27.6
Other financial items	0.2	0.6	0.8
Foreign currency exchange loss	2.8	1.5	1.1
Depreciation	123.0	140.4	135.5
Impairment of long-lived assets	922.9	—	—
Revaluation of contingent consideration	—	—	(0.7)
Amortization of favorable contracts	22.6	22.5	22.6
Mobilization fees recognized in income	(4.9)	(5.4)	(6.8)
Mobilization fees billed during quarter	11.0	7.8	5.0
Deferred consideration falling due in quarter	(7.2)	(7.3)	(6.7)

Adjusted EBITDA	143.8	168.7	188.8

Interest receipts	6.0	10.1	13.7
Interest payments (includes interest rate swap net settlements and payment of other financial items)	(70.0)	(124.1)	(124.6)
Income tax payments	(1.8)	(19.7)	(29.9)
Allowance for long term maintenance expenditure [5]	(37.4)	(37.4)	(37.4)
Allowance for replacement capital expenditure [5]	(81.6)	(76.0)	(76.0)

Distributable cash flow before allocation to non-controlling interest	(41.0)	(78.4)	(65.4)

Allocation to non-controlling interest	14.7	32.4	33.1

Distributable cash flow	(26.3)	(46.0)	(32.3)

Distributions declared in the period	—	0.1	0.9

[4]

The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% of the entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

[5]

Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each period, as opposed to amounts actually spent. Seadrill Partners operating companies must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each period we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with US GAAP.

The table below reconciles operating (loss)/income to Adjusted EBITDA.

	Six months ended
	June 30, 2020	December 31, 2019	June 30, 2019
(in $ millions)	Unaudited	Unaudited	Unaudited
Operating (loss)/income	(923.6)	10.7	39.9

Revaluation of contingent consideration	—	—	(0.7)
Depreciation	123.0	140.4	135.5
Impairment of long-lived assets	922.9	—	—
Amortization of favorable contracts	22.6	22.5	22.6
Mobilization fees recognized in income	(4.9)	(5.4)	(6.8)
Mobilization fees billed during quarter	11.0	7.8	5.0
Deferred consideration falling due in quarter	(7.2)	(7.3)	(6.7)

Adjusted EBITDA	143.8	168.7	188.8

Net debt

Net debt is total interest-bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at June 30, 2020	As at December 31, 2019
(in $ millions)	Unaudited	Unaudited
Interest-bearing debt (gross of loan fees)	2,820.2	2,892.1
Cash and cash equivalents	(559.0)	(560.0)

Net interest bearing debt	2,261.2	2,332.1